Aeluma, Inc.

October 15, 2021

Via Edgar

Mr. Ernest Greene

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Aeluma, Inc.
Registration Statement on Form S-1
Filed August 30, 2021
File No. 333-259179

Dear Mr. Greene:

This letter is in response to the letter dated September 24, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Aeluma, Inc. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form S-1 (“Amended Registration Statement”) is being filed to accompany this letter.

Registration Statement on Form S-1 filed August 30, 2021

Prospectus Cover Page, page i

1. Please note that shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and Form 10 information has been available for 12 months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company’s securities.

Accordingly, please revise the prospectus as follows:

●	Please revise your disclosure to state that the selling shareholders must offer and sell their shares for a fixed price for the duration of the offering and disclose the fixed price at which the selling shareholders will offer their shares. In this regard, please revise throughout the prospectus to remove any and all indications that selling shareholders have the ability to sell their shares at market prices.

●	Please revise your disclosure to identify your selling shareholders as underwriters throughout the prospectus, including the prospectus cover page.

We updated the Amended Registration Statement as per your comment.

2. The company’s Amended and Restated Certificate of Incorporation states that its common stock has a par value of $0.0001. Please revise where you state that the Company’s common stock has no par value.

The Amended Registration Statement is revised as per your comment.

Table of Contents, page i

3. If not applicable, remove the reference to your “Underwriter” in the penultimate paragraph of text on this page.

The Amended Registration Statement is revised as per your comment.

Prospectus Summary, page 4

4. If not applicable to your business, remove references to “drug candidates” and “pharmaceutical products” throughout the prospectus.

The Amended Registration Statement is revised as per your comment

Our officers and directors own a significant percentage of our outstanding voting securities...,

5. We note the statement that your officers and directors own approximately 33.51% of your outstanding voting securities and as a result “can elect a majority of our Board and authorize or prevent proposed significant corporate transactions without the votes of any other stockholders...and have the ability to prevent any transaction that requires the approval of stockholders, regardless of whether or not our other stockholders believe that such transaction is in our best interests.” Your Amended and Restated Bylaws state that (i) in all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter and (ii) directors will be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Please revise or clarify how your organizational documents allow your officers and directors to control the company.

After reviewing your comment, we revised the disclosure in the Amended Registration Statement to reflect the policies set forth in our Amended and Restated Bylaws. Accordingly, the risk factor noted in your comment and the section titled “Voting,” within the Description of Securities section have been revised as follow:

Our officers and directors own a significant percentage of our outstanding voting securities which could reduce the ability of minority stockholders to effect certain corporate actions.

Collectively, our officers and directors own an aggregate of 3,530,745 shares of our common stock, or approximately 33.51% of our outstanding voting securities. As a result, currently, and after this offering, may exert a substantial influence on actions requiring a shareholder vote, potentially in a manner that you do not support, including amendments to our amended and restated certificate of incorporation and approval of major corporate transactions ~~they will possess significant influence and can elect a majority of our Board and authorize or prevent proposed significant corporate transactions without the votes of any other stockholders~~. They are expected to have significant influence over a decision to enter into any corporate transaction ~~and have the ability to prevent any transaction that requires the approval of stockholders, regardless of whether or not our other stockholders believe that such transaction is in our best interests~~. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our Common Stock or prevent our shareholders from realizing a premium over the then-prevailing market price for their Common Stock. In addition, our board of directors is and will be divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. As a consequence of our “staggered” board of directors, only a minority of the board of directors will be considered for election and our officers and directors, because of their ownership position, will have considerable influence regarding the outcome.

Voting Rights

Holders of our common stock are entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our restated certificate of incorporation. Except as otherwise required by law, the restated and amended certificate of incorporation, the restated and amended bylaws or the rules of any applicable stock exchange, in all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at a meeting and entitled to vote on the subject matter shall be the act of the stockholders. Except as otherwise required by law, the amended and restated certificate of incorporation or the amended and restated bylaws, directors shall be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Accordingly, ~~holders of a majority of the shares of our common stock will be able to elect all of our directors~~ even if a director receives 1% of the votes cast, he or she will be elected assuming there is no opposition candidate; where there is an opposition candidate, the candidate receiving the most votes wins, without regard to whether those votes constitute a majority of the votes at the meeting. Our restated bylaws establish a classified board of directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

Because our management will have broad discretion over the use of the net proceeds from the Offering..., page 23

6. Please revise this risk factor to clarify that the company will only receive proceeds for any warrants exercised for cash.

The risk factor cited is updated in the Amended Registration Statement as set forth below, pursuant to your comment:

Because our management will have broad discretion over the use of the net proceeds from the Offering, you may not agree with how we use them and the proceeds may not be invested successfully.

We intend to use the net proceeds from the Offering, as well as any cash exercises of the Placement Agent Warrants, if any for working capital and general corporate purposes, and therefore, our management will have broad discretion as to the use of the Offering proceeds. Accordingly, you will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return for our company.

Our certificate of incorporation requires, to the fullest extent permitted by law, that derivative actions..., page 24

 7. We note the forum selection provisions in Article IX of your Amended and Restated Bylaws. Please revise the risk factor to clarify that the forum selection provisions are in your bylaws, not your certificate of incorporation.

The Amended Registration Statement is revised as per your comment.

Determination of Offering Price, page 30

8. Please revise to provide the disclosure required by Item 505(a) of Regulation S-K.

Pursuant to your comment, we revised the section at issue as set forth below.

~~The selling stockholders may sell these shares in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market price, or at negotiated prices. We will not receive any proceeds from the sale of shares by the selling stockholders.~~ The selling stockholders may only sell their shares of our common stock pursuant to this prospectus at a fixed price of $2.00 per share until such time as our common stock is quoted on the OTCQB or another public trading market for our common stock otherwise develops. At and after such time, the selling stockholders may sell all or a portion of their shares through public or private transactions at prevailing market prices or at privately negotiated prices. The fixed price of $2.00 at which the selling stockholders may sell their shares pursuant to this prospectus was determined based upon the purchase price per share of our common stock sold in the Offering. We have included a fixed price at which selling stockholders may sell their shares pursuant to this prospectus prior to the time there is a public market for our stock in order to comply with the rules of the SEC that require that, if there is no market for the shares being registered, this registration statement must include a price at which the shares may be sold. Except to the extent that we are involved in an underwritten secondary offering of common stock, if any, by the selling stockholders, all shares being offered pursuant to this prospectus will be sold by the selling stockholders without our involvement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Plan of Operations, page 32

9. Please provide additional detail regarding your plan of operations, including the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of funding. Also describe in more detail the specific steps you intend to take. For example, what do you mean by “preparing the facility for equipment installation?” How will you procure equipment and bring it online and who will perform those actions?

The plan of operation is updated in the Amended Registration Statement as set forth below, pursuant to your comments:

During the next twelve months, we expect to take the following steps in connection with the further development of our business and the implementation of our plan of operations. We are currently preparing the facility for equipment installation, which includes the performance of minor HVAC (heating, ventilating, and air conditioning) modifications in our cleanroom manufacturing area, electrical work in order to provide proper power to equipment, and the repositioning of some nonstructural walls to customize the space layout for equipment. Soon thereafter, equipment will be installed and then brought online, meaning power will be supplied to the equipment and various connections will be made including gas supply lines, exhaust, and other connections. Equipment installation will be performed by Company employees, and, in some cases, together with field service engineers from the equipment manufacturers or with consultants. Some equipment was procured previously, and other equipment is being procured through purchase orders with equipment manufactures. The primary sources of funding for equipment procurement and installation are the seed funding raised prior to Company becoming a public company and the funding raised from our alternative public offering. When fully installed, the equipment will be checked through various test operations to verify that the systems are performing to requirements and we will begin to perform development runs to realize epitaxial wafers, which is the combination of the compound semiconductor materials grown on the silicon wafer. Thereafter, we plan to finalize the purchase agreements for epitaxial wafers with potential ~~two~~ customers with whom we currently have support letters, as mentioned elsewhere in this document, and then we will work to deliver on such orders~~, which would be our first~~. We will also be performing internal research and development on materials and devices for our planned photodetector array products. As part of this effort, we will be engaging foundries to develop a path toward building engineering samples and future production. In parallel, we will continue to develop our manufacturing and product development strategy by further engaging customers and strategic partners.

Business, page 38

10. Please revise to clarify the material terms of the non-binding support letters and nonbinding supply chain agreement, including the respective rights and obligations of each party.

The description is updated in the Amended Registration Statement as set forth below, pursuant to your comments:

Aeluma currently has two potential customers that have provided non-binding support letters. Pursuant to the non-binding support letters, these potential customers, who are manufacturers or research and development centers, wish to procure materials from us once our facility is operating and we are able to produce those materials. Aeluma bought a key piece of manufacturing equipment, a MOCVD tool, from one of the potential customers pursuant to an Agreement for Sale of Equipment between the Company and the potential customer/seller (the “Sale Agreement”). Pursuant to the Sale Agreement, the customer will buy materials from us once we have installed and qualified the equipment. The Sale Agreement further provides that the parties shall enter into a subcontract, on mutually acceptable terms, to develop growth processes and provide epitaxial wafers as a service to the potential customer/seller.

Management, page 42

11. Please clarify whether Mr. Klamkin is currently working full-time for the company. Provide risk factor disclosure if Mr. Klamkin’s other current positions may conflict with his position at the company. Refer to Item 401(e) of Regulation S-K.

Mr. Klamkin has been the CEO and Director of Biond Photonics, Inc. since February 28, 2019; he became the CEO and Chairman of the registrant pursuant to the Merger. Mr. Klamkin is also a Professor of Electrical and Computer Engineering at the University of California, Santa Barbara. Accordingly, Mr. Klamkin does not work full time for the Company and we added the following risk factor to the Amended Registration Statement:

“Our officers and directors allocate their time to other businesses thereby causing conflicts of interest in their determination as to how much time to devote to our affairs. This conflict of interest could have a negative impact on our ability to carry out all of our operations and goals.

Our officers and directors are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and their other occupations. We do not intend to have any full-time employees prior to July 1, 202[1]. Each of our officers is engaged in other business endeavors for which he may be entitled to substantial compensation and our officers are not obligated to contribute any specific number of hours per week to our affairs. Our directors also serve or may serve as officers or board members for other entities. If our officers’ or directors’ other business affairs require them to devote substantial amounts of time to such affairs in excess of their current commitment levels, it could limit their ability to devote time to our affairs, which may have a negative impact on our ability to carry out our operations and goals. For a complete discussion of our officers’ and directors’ other business affairs, please see the section of this prospectus entitled “Management.””

12. Please revise to briefly discuss, for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for your company, in light of your business and structure. Refer to Item 401(e)(1) of Regulation S-K.

As per your comment, we revised the biographies for each director to briefly discuss his specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director of our company.

Board Leadership Structure, page 45

13. Please clarify who serves as your chairman.

At this time, Mr. Klamkin serves as the chairman. The Amended Registration Statement is revised as per your comment.

Related Party Transactions of Directors and Executive Officers, page 48

14. Please revise the thresholds you cite to be consistent with Item 404(d) of Regulation S-K and revise your disclosure, as necessary, to include any transactions that meet the revised thresholds.

The Amended Registration Statement is revised as per your comment.

Registration Rights Agreement, page 51

15. Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

Section 3(b) of the registration rights agreement provides for certain liquidated damages upon the occurrence of a “Registration Event,” which is defined as the occurrence of any of the following events:

(a) the Company fails to file with the Commission the Registration Statement on or before the Registration Filing Date;

(b) the Registration Statement is not declared effective by the Commission on or before the Registration Effectiveness Date;

(c) after the SEC Effective Date, the Registration Statement ceases for any reason to remain effective or the Holders of Registrable Securities covered thereby are otherwise not permitted to utilize the prospectus therein to resell the Registrable Securities covered thereby, except for Blackout Periods permitted herein; or

(d) following the listing or inclusion for quotation on an Approved Market, the Registrable Securities, if issued and outstanding, are not listed or included for quotation on an Approved Market, or trading of the Common Stock is suspended or halted on the Approved Market, which at the time constitutes the principal markets for the Common Stock, for more than three (3) full, consecutive Trading Days (other than as a result of (A) actions or inactions of parties other than the Company or its affiliates or of the Approved Market not reasonably in the control of the Company, or (B) suspension or halt of substantially all trading in equity securities (including the Common Stock) on the Approved Market).

Pursuant to Section 3(b), if a Registration Event occurs, then the Company will make payments to each Holder of Registrable Securities, as liquidated damages to such Holder by reason of the Registration Event, a cash sum calculated at a rate of twelve percent (12%) per annum of the total of the following, to the extent applicable to such Holder: (i) if the Holder purchased Registrable Securities pursuant to a Subscription Agreement, the aggregate purchase price paid by such Holder pursuant to the Subscription Agreement for the Registrable Securities held by such Holder as of the date of such Registration Event, or (ii) if the Holder is a Holder of a Placement Agent Warrant, Merger Shares, Registrable Pre-Merger Shares or Advisory Shares, the product of $2.00 (as adjusted for stock splits, stock dividends, combinations, recapitalizations or similar events) multiplied by the number of Warrant Shares, Merger Shares, Registrable Pre-Merger Shares or Advisory Shares held by or issuable to such Holder as of the date of such Registration Event, but in the case of each of clauses (i) and (ii) above, only with respect to such Holder’s Registrable Securities that are affected by such Registration Event and only for the applicable Registration Default Period. Notwithstanding the foregoing, (i) the maximum amount of liquidated damages that may be paid by the Company pursuant to Section 3(b) shall be an amount equal to eight percent (8%) of the applicable foregoing amounts described in clauses (i) and (ii) in the preceding sentence with respect to such Holder’s Registrable Securities that are affected by all Registration Events in the aggregate, and (ii) no penalties shall accrue with respect to any Registrable Securities removed from the Registration Statement in response to a comment from the Staff limiting the number of shares of Registrable Securities which may be included in the Registration Statement, or after the shares may be resold without volume or other limitations under Rule 144 under the Securities Act or another exemption from registration under the Securities Act. For clarity, and by way of example, if the sum of clauses (i) and (ii) for a specified Holder in the first sentence of this Section 3(b) is $10,000,000, liquidated damages payable by the Company to such Holder by reason of one or more Registration Events affecting all Registrable Securities of such Holder would accrue at a rate of twelve percent (12%) per annum until such time that all liquidated damages payable to such Holder reached a cap of $800,000 in the aggregate for all Registration Events. Each payment of liquidated damages pursuant to this Section 3(b) shall be due and payable in cash in arrears within five (5) days after the end of each full 30-day period of the Registration Default Period until the termination of the Registration Default Period and within five (5) days after such termination. Until the maximum amount of liquidated damages is paid, such payments shall constitute the Holder’s sole and exclusive remedy for any Registration Event. The Registration Default Period shall terminate upon the earlier of such time as the Registrable Securities that are affected by the Registration Event cease to be Registrable Securities or (i) the filing of the Registration Statement in the case of clause (a) of the definition of Registration Event, (ii) the SEC Effective Date in the case of clause (b) of the definition of Registration Event, (iii) the ability of the Holders to effect sales pursuant to the Registration Statement in the case of clause (c) of the definition of Registration Event, and (iv) the listing or inclusion and/or trading of the Common Stock on an Approved Market, as the case may be, in the case of clause (d) of the definition of Registration Event; provided, that in the event of a cure of one or more of the Registration Events described in clauses (i)-(iv) above when a separate Registration Event shall be continuing, the Registration Default Period shall continue until all such Registration Events have ceased.

We reviewed the registration statement and believe the basic material points of these terms are disclosed therein.

Section 203 of the DGCL, page 52

16. You disclose here that you are subject to Section 203 of the DGCL. Section 1 of Article XII of your charter says you are not subject to that law. Please reconcile.

We updated the disclosure in the Amended Registration Statement to reflect that we are not subject to Section 203 of the DGCL.

Selling Stockholders, Page 53

17. Please reconcile the number of shares owned by Steven DenBaars as disclosed here and on page 48.

After reviewing your comment, we noticed a typo on page 48: the number 16,108 in the sentence below was missing a digit and the proper number is 164,108. With that correction, along with the understanding that the number of shares Mr. DenBaars owns included in the Selling Stockholders section includes 100,000 shares he purchased in the Offering and the shares received under his SAFE agreement, we believe the numbers are reconciled in the Amended Registration Statement.

“Under this agreement, as partial compensation for his advisory service, the Company granted Mr. DenBaars the right to purchase an additional 213,198 shares of the Company’s common stock (represents 164,108 shares of Biond common stock prior to the Merger) at a price of $0.015 per share; the shares have a two-year vesting schedule.”

Lock-Up Agreements, Page 62

18. Please clarify who is subject to the lock-up agreements.

In connection with the closing of the Merger, all of Biond’s shareholders prior to the Merger (collectively, the “Restricted Holders”) holding immediately following the closing of the Merger an aggregate of approximately 4.1 million shares of our common stock, entered into lock-up agreements.

Note 7 - Stock-Based Compensation, page F-11

19. You indicate that you “sold” 723,008 shares of common stock to certain individuals in exchange for management advisory services for prices ranging from $0.008 to $0.015 per share. Please provide the following:

●	Please clarify whether you “sold” shares at a discount in exchange for management advisory services;

●	Please disclose the terms of your management advisory service agreement. Please also disclose whether this transaction included compensation for past services, future services or both;

●	You also indicate that the shares are subject to restrictions that allow you to repurchase the shares. Please disclose the specific repurchase rights attached to your share issuance; and

●	You also recorded deferred stock-based compensation of $1,372,435 for the value of the shares in excess of the purchase price paid by the advisors. Please tell us how you determined that it was appropriate to record the value of the shares in excess of the purchase price. Please also address how you determined the fair value of your common stock. Please cite the accounting literature used to support your conclusion.

We sold shares at a discount in exchange for advisory services.  Such services are to be provided to the Company in the future.  664,220 shares, valued at $1,328,439, were issued for advisory services covering a period of 24 months from the date of issuance. 58,788 shares, valued at $52,167, were issued for advisory services covering a period of 48 months from the date of issuance.  The Company, at its option, may repurchase the shares at the original discounted price for any unvested shares. The shares vest ratably on a monthly basis over the advisory service period of 24 and 48 months, respectively.

We issued shares at a discounted price for services, akin to issuing a stock option at an exercise price lower than market.  The Company recorded the instruments issued (common shares) at their estimated fair value pursuant to ASC 718-10.  The fair value of 690,203 shares issued in June 2021 was determined by management based on contemporaneous contracts entered with 3rd parties for the sale of the Company’s common shares for cash at $2.00 per share.  Management thus determined that the value of these shares was $2.00 per share.  (32,805 shares were issued earlier before the Company was involved in discussions with prospective investors, thus the value of these shares was deemed by management to be insignificant.) ASC 718-10-25-2(c) requires that an asset or expense be recognized in the same manner as if the grantor had paid cash for the services.  If the company paid cash for such advisory services, it would have recorded an expense for the portion of the services rendered and a prepaid asset for the portion of the services to be rendered in the future.  We therefore accounted for these transactions in the same manner.

Recent Accounting Pronouncements, page F-20

20. We note that you have disclosed that ASU No. 2016-02, Leases (Topic 842) is effective for annual periods beginning after December 15, 2021 for nonpublic entities, and early adoption is permitted. Given your intention to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, please revise your disclosure to disclose the date on which you will adopt the recently issued accounting standard, assuming you remain an EGC at such time. Since it appears that you adopted this recently issued accounting standard in fiscal 2021, please also revise your disclosure on page F-10 to disclose the date you adopted this accounting standard. Refer to Question 14 of the Jumpstart Our Business Startups Act Frequently Asked Questions.

As per your comment, we clarified our disclosure to state that the Company adopted Topic 842, effective January 1, 2021.

Note 8. Subsequent Events, page F-21

21. Given that the auditor’s opinion is dual-dated, please revise your subsequent events footnote to reflect that management evaluated subsequent events through August 30, 2021 rather than June 1, 2021.

The auditors’ report has been updated to include the financial statements for the period ended June 30, 2021. The date to which management evaluated subsequent events has been updated to the date of the new auditors’ report.

Indemnification of Directors and Officers, page II-1

22. This section refers to Nevada law. Elsewhere, you say you are a Delaware corporation. Please revise or advise.

The Amended Registration Statement is revised as per your comment.

Recent Sales of Unregistered Securities, page II-2

23. Please revise this section to comply fully with Item 701 of Regulation S-K. We note, for example, it does not appear that you have provided the information required by Item 701 with respect to the sales described on pages 6 and 7 of your Form 10-K for the fiscal year ended December 31, 2020. As to securities sold otherwise than for cash, state the aggregate amount of consideration received by the registrant and the nature of the consideration, such as describe the services provided and when the services were provided.

Please note that the sales described on pages 6 and 7 of our Form 10-K for the fiscal year ended December 31, 2020 occurred prior to the merger and that of the shares so sold, Mr. Tompkins cancelled 2,450,000 shares and Mr. Jacobs cancelled 50,000 shares as part of the merger. Although the sales occurred within the past 3 years, we erroneously did not think they were applicable to include in the company’s continuing filings. Following your comment, we updated the Recent Sales of Unregistered Securities to include these sales. There are no other sales that belong in this section.

Exhibits, page II-3

24. Please ensure that you have filed as an exhibit each management contract or any compensatory plan, contract or arrangement in which a director or named executive officer participates. For example, we note that the October 27, 2020 Stock Purchase Agreements with each of Mr. Klamkin and Mr. McCarty and the Advisory Agreement with Mr. DenBaars are not included as exhibits. Refer to Item 601(b)(10)(iii) of Regulation S-K.

As per your comment, each management contract or any compensatory plan, contract or arrangement in which a director or named executive officer participates is filed as an exhibit to the Amended Registration Statement.

25. Please refer to Exhibit 5.1. Because it appears you are registering the resale of common stock, the opinion counsel provides for this offering should state that the shares of common stock offered for resale are, not will be, legally issued, fully paid and nonassessable. Please file a revised opinion. In that revised opinion, please include a specific number of securities covered by that opinion, not merely a dollar amount.

As per your comment, a revised opinion is filed with the Amended Registration Statement.

Signatures, page II-6

26. Please complete the blanks in the first paragraph. Also revise below the second paragraph of text required on your signature page to have your principal financial officer, as well as your principal accounting officer or controller, sign the registration statement in his or her individual capacity. If someone has signed in more than one capacity, indicate each capacity in which he or she signed. Please also indicate whether Jonathan Klamkin is signing in his capacity as a director. See Instruction 1 to Signatures on Form S-1.

The Amended Registration Statement is revised as per your comment.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Lou Taubman, of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Jonathan Klamkin
Name:	Jonathan Klamkin
Title:	Chief Executive Officer

Lou Taubman

Hunter Taubman Fischer & Li LLC